UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR

15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June, 2012.

Commission File Number: 001-31221

Total number of pages: 3

NTT DOCOMO, INC.

(Translation of registrant’s name into English)

Sanno Park Tower 11-1, Nagata-cho 2-chome

Chiyoda-ku, Tokyo 100-6150

Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☑ Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NTT DOCOMO, INC.

Date: June 20, 2012	By:	/s/ MUTSUO YAMAMOTO
Mutsuo Yamamoto Head of Investor Relations

Information furnished in this form:

1.	Voting Results of the 21st Ordinary General Meeting of Shareholders

Tokyo Stock Exchange: 9437

London Stock Exchange: NDCM

New York Stock Exchange: DCM

June 20, 2012

NTT DOCOMO, INC.

11-1, Nagata-cho 2-chome

Chiyoda-ku, Tokyo

Kaoru Kato

President and CEO

VOTING RESULTS OF

THE 21st ORDINARY GENERAL MEETING OF SHAREHOLDERS

All of the resolutions were approved at the 21st Ordinary General Meeting of Shareholders held on June 19, 2012.

Matters reported

(1)	Date for the Ordinary General Meeting of Shareholders:

June 19, 2012

(2)	Matters resolved:

Item 1:	Appropriation of Retained Earnings

(1) Proposed Appropriation of Dividend Assets to Shareholders and Total Amount of Dividend Payment ¥2,800 per share of common stock of the Company Total Amount of Dividend Payment: ¥116,109,282,800

(2) Effective Date of the Appropriation of Dividends from Retained Earnings June 20, 2012

Item 2:	Election of 13 Directors

Kaoru Kato, Kazuto Tsubouchi, Fumio Iwasaki, Tsutomu Shindou, Takashi Tanaka, Kazuhiro Yoshizawa, Seizo Onoe, Wataru Kagawa, Kiyohito Nagata, Hirotaka Sato, Kazuhiro Takagi, Ryuji Yamada and Hiroo Kusumoto, were elected and appointed as Directors.

Item 3:	Election of 1 Corporate Auditor

Takanori Utano was elected and appointed as Corporate Auditor.

(3)	The number of votes for, against or abstentions on each proposal, requirements for approval and Voting results:

Matters resolved	Number of votes for proposal	Number of votes against proposal	Number of abstentions	Requirements for approval	Voting results and ratio of voting for proposal (%)

Item1	36,698,085	17,411	23,936	*1	Approved 98.81

Item2
Kaoru Kato Kazuto Tsubouchi Fumio Iwasaki Tsutomu Shindou Takashi Tanaka Kazuhiro Yoshizawa Seizo Onoe Wataru Kagawa Kiyohito Nagata Hirotaka Sato Kazuhiro Takagi Ryuji Yamada Hiroo Kusumoto	35,839,364 36,017,697 35,408,409 36,080,182 36,004,134 36,081,386 35,969,402 36,080,293 35,937,497 35,937,242 35,670,879 34,387,412 32,663,909	838,486 690,761 1,300,052 628,279 704,326 627,072 739,056 628,166 770,964 771,219 1,037,564 2,321,039 4,057,841	61,925 31,317 31,314 31,314 31,315 31,316 31,317 31,316 31,314 31,314 31,332 31,324 18,025	*2	Approved 96.50 Approved 96.98 Approved 95.34 Approved 97.15 Approved 96.94 Approved 97.15 Approved 96.85 Approved 97.15 Approved 96.76 Approved 96.76 Approved 96.04 Approved 92.59 Approved 87.95
Item 3
Takanori Utano	35,341,672	1,380,260	18,013	*2	Approved 95.16

*1	Resolution shall be approved at the shareholder meeting by a vote of half or more of the voting rights represented thereat.
*2	Resolution shall be approved at the shareholder meeting with a quorum of one-third (1/3) of the voting rights of all shareholders with exercisable voting rights and by a vote of half or more of the voting rights represented thereat.

(4)	Notes regarding the calculation of the number of votes exercised by certain shareholders at the meeting:

All agenda items respectively met the requirements for approval by the sum of the votes exercised up to the day prior to the Meeting, plus the number of votes exercised by certain shareholders present at the meeting, who could be confirmed with votes for, against or abstaining on each proposal. Consequently, we did not calculate the number of votes for, against or abstaining with respect to shareholders present at the meeting, with the exception of those by aforementioned certain shareholders.